

Mail Stop 4631

August 24, 2009

**<u>Via U.S. mail and facsimile</u>**

Mr. Ian P. Cleminson
Executive Vice President and Chief Financial Officer
Innospec Inc.
Oil Sites Road
Ellesmere Port
Cheshire, United Kingdom  CH65 4EY

>    **RE:    Form 10-K for the fiscal year ended December 31, 2008**
>    **Form 10-Q for the fiscal period ended June 30, 2009**
>    **Form 8-K filed May 15, 2009**
>    **Definitive Proxy Statement on Form 14A filed March 27, 2009**
>    **File No. 001-13879**

Dear Mr. Cleminson:

We have reviewed your filings and have the following comments.  If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>Business</u>

<u>General, page 3</u>

1. Because of the nature of your business, the discussion about your working capital practices appears limited.  In future filings please expand your disclosure related to

information contained in subparagraph (c)(1)(vi) of Item 101 of Regulation S-K, to the extent that such information is material.

<u>Raw Materials and Product Supply, page 5</u>

2. We note disclosure regarding availability of ethylene as one of the raw materials necessary to your business.  It is unclear, however, whether or not this raw material is readily available given the fact that it is not available from more than one source in Germany.  In future filings, please disclose ethylene's sources of supply, and the extent that lack of supply may have a material adverse effect on your business.  Please also address the tightness of supply of certain commodity materials necessary for your business.  See Item 101(c)(1)(iii) of Regulation S-K.

<u>Competition, page 7</u>

3. We note your limited disclosure regarding your competitive position in the Active Chemicals market.  In order to help investors better ascertain the risks imposed by your competitors (we note "Competition, market conditions…" risk factor disclosure on page 10), in future filings please revise your disclosure to better define (i) the competitive conditions in the markets in which you compete, (ii) to the extent possible, your competitive position, and (iii) the principal methods of competition, for each of your principal markets.   See Item 101(c)(1)(x) of Regulation S-K.

<u>Research, Development and Testing, page 7</u>

4. We note the disclosure that in the last three years, the Fuel Specialties business has developed new detergent, cold flow, stabilizers, anti-foulants, lubricity and combustion improver products, in addition to the introduction of several new cost effective fuel additive packages.  In future filings, please disclose information in accordance with Item 101(c)(1)(ii) of Regulation S-K, as applicable.

<u>Risk Factors</u>

<u>We may be required to make additional cash contributions to the defined benefit pension plan…, page 10</u>

5. In future filings, please consider simplifying and shortening your risk factors discussion regarding the contributory defined benefit plan and related PBO, and focusing your disclosure on pages 10-11 towards how future cash contributions related to this plan may affect you and your business. Clearly outline the risks presented by potential greater pension charges.  You may also consider moving some of the discussion on page 11 regarding the impact of the global financial markets to your critical accounting estimate disclosures starting on page 34, if you believe these

disclosures are material to an investor's understanding of how you develop your
pension estimates.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Goodwill, page 33

6. You have a significant amount of goodwill and intangibles assets, and you have
recognized your accounting for these assets critical policies.  In the interest of
providing readers with a better insight into management's judgments in accounting
for goodwill and long-lived assets, please consider disclosing the following in future
filings and show us in your supplemental response what your future filing disclosures
will look like:
   • Identification of the reporting unit levels at which you test goodwill for
     impairment and your basis for that determination;
   • A qualitative and quantitative description of the material assumptions used and a
     sensitivity analysis of those assumptions based upon reasonably likely changes. In
     particular;
     o Explain how you assigned assets, liabilities, deferred taxes and goodwill to
       reporting units
     o Disclose significant assumptions, if applicable
        - Cash flows
        - Growth rates
        - Discount rates
        - Risk applications
        - Control Premiums
   • How the assumptions and methodologies used for valuing goodwill in the current
     year have changed since the prior year highlighting the impact of any changes.

Audited Consolidated Financial Statements

Note 9 - Intangible Assets, page 81

7. Explain to us in better detail your accounting for the intangible you recorded in 2007
in respect to Ethyl.  We assume that a cash payment was made. Please confirm. Tell
us the terms of the agreement and how you determined the useful life of the
intangible.  You also state that as of April 1, 2007, no residual value was attributable
to the intangible. Please explain this statement to us in better detail.  Tell us whether
or not the asset was considered realizable in full at that date and if not, why such
amount was not written off at that time.  Please also explain how you determined that
contract provisions of $6.3 million were no longer necessary and therefore were
offset against the intangible asset in 2008.

Note 13 - Long-Term Debt, page 85

8. Your new finance facility includes certain restrictive clauses and terms which require that you satisfy certain financial ratios. In future filings, if it becomes reasonably likely that you may not comply with any material restriction or ratio, please provide comprehensive disclosures about the requirements, including disclosing the ratios/actual amounts versus minimum/maximum ratio amounts permitted under any and all material borrowings. It may also be necessary to  show specific computations used to arrive at the actual ratios with corresponding reconciliations to U.S. GAAP amounts, if applicable, or refer the definitions of non-GAAP measures contained elsewhere in the filing. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

   Your disclosures about this should be straightforward, comprehensive and timely. Discuss the consequences of not being able to comply with the covenants, and what you will do if you are unable to amend them.  We also remind you about the Form 8-K requirements concerning any triggering events that accelerate or increase a direct financial obligation or an obligation under an off-balance sheet arrangement. Confirm to us your understanding of these disclosure requirements.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 98

9. We note your disclosure that the company's disclosure controls and procedures were effective "in timely making known material information relating to the company and the Company's consolidated subsidiaries required to be disclosed in the Company's reports filed or submitted under the Exchange Act".  This description departs from the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.  Specifically, the description does not indicate that your disclosure controls and procedures are effective to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.  Please confirm this to us and revise accordingly in future filings. Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.  Please address this comment also in your future quarterly reports.

Signatures, page 105

10. We note that the annual report has not been signed by the controller or the principal accounting officer.  Please ensure that all future filings are signed by all requisite parties.

## FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009

Unaudited Interim Consolidated Financial Statements

Note 13 – Commitments and Contingencies, page 21

11. In future filings, please consider providing a table disclosing the amounts expended each period for legal and professional expenses related to the Bycosin contingency, similar to the table you provide for the OFFP matters on page 23.   If the amounts that you have accrued could be material to an understanding of this contingency, please consider disclosing such amount in future filings. In addition, to the extent that you are able to estimate a reasonably possible range of loss in excess of the amounts accrued, such amount should be disclosed.

Risk Factors, page 40

12. In light of new disclosure regarding the recent arrest of the company's former agent for Iraq regarding certain FCPA violations, which may also relate to matters subject of the OFFP and related FCPA investigations of the company, please revise your statement that "Information regarding risk factors appears in Item 1A of the Company's 2008 Annual Report on Form 10-K, and there have been no material changes in the risk factors facing the Company since that time."  Refer specifically to the risk factor "We may have to pay substantial fines and penalties if we are fined by the U.S. or U.K. governments … " on page 9 of your most recent annual report and revise future filings to incorporate any additional risks imposed by these new developments.

## FORM 8-K FILED MAY 15, 2009

13. We note your disclosure under Item 8.01 of Form 8-K that Peter Fearn resigned from the board of directors effective May 15, 2009.  Please tell us whether Mr. Fearn resigned because of any disagreements with the company or any matters relating to your operations, policies, or practices.  If so, please amend your Form 8-K to disclose a brief description of the circumstances representing the disagreement that you believe caused, in whole or in part, Mr. Fearn's resignation.  Also, to the extent Mr. Fearn has furnished the company with any written correspondence concerning the circumstances surrounding his resignation, please amend your Form 8-K to file a

copy of the document as an exhibit to the report on Form 8-K.  If applicable, please also ensure you have met the requirements of Item 5.02(a)(3) of Form 8-K.

## DEFINITIVE PROXY STATEMENT FILED MARCH 27, 2009

Management, page 4

Continuing Directors, page 4

14. Please ensure that in future filings you provide complete disclosure about each director's business experience for the most recent five years, and to the extent that a director is self-employed or retired, so disclose.  For example, it is unclear since when Mr. Fearn has served as Dipharma's President or Mr. Roeser as CEO of Amber Chemical Group.  Please see Item 401(e) of Regulation S-K.

Compensation Discussion and Analysis, page 12

Compensation Philosophy, page 12

15. Based on your current disclosure, it appears that you benchmark your compensation, which would require disclosure in accordance with Item 402(b)(2)(xiv) of Regulation S-K.  Question 118.05 of Regulation S-K Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, provides further guidance on when a registrant must identify the benchmark in the filing.  In future filings please make the appropriate disclosures, including benchmarking components (such as the peer group of companies).  Please also include in future filings where actual payments fell within targeted parameters and to the extent actual compensation was outside a targeted percentile range, please explain why.

Elements of Compensation, page 13

Incentive, page 13

16. We note your disclosure regarding CEO's elements of compensation.  In future filings please ensure to also discuss how the compensation committee determines the spread between fixed and variable compensation for the other named executive officers.  Please see Item 402(b)(2)(i) of Regulation S-K.

Annual Incentives

Management Incentive Compensation Plan (MICP), page 14

17. In future filings please provide a quantitative discussion of the terms of the necessary performance targets to be achieved in order for your named executive officers to earn an annual cash bonus (i.e. corporate cash and corporate operating income targets).

18. We note that achievement of personal objectives count for 20% of the target bonus and that these personal objectives are specific to the business area or function within which an executive operates.  If individual performance was a significant factor in determining compensation, please disclose each named executive officer's personal objectives by also identifying the specific contributions made by each named executive officer and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions.  Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations. See Item 402(b)(2)(vii) of Regulation S-K.  For example, your disclosure in the last paragraph on page 14 regarding CEO's achievement is overly broad and does not provide any insight on how the compensation committee determined "satisfactory" performance.

19. In the first paragraph of your disclosure you state, among other things, that if a corporate performance threshold is not achieved, then no bonus is paid.  However, you also state that if "business results are less than 90% of the targets, no bonuses are paid".  In future filings, please reconcile your disclosure to help investors better understand at what level of target achievement these bonus amounts are paid.

20. You disclose that the bonus achievable for out-performance is equal to "230% of target bonus" for the CEO, and that the maximum bonuses are awarded when the business targets are exceeded by 30%.  Please disclose in future filings the percentage of target bonus that may be earned by the other named executive officers if business targets are exceeded by 30%.

Long-Term Incentives, page 15

21. In future filings, please revise your disclosure to help investors understand the compensation committee's decision making process in determining whether a named executive achieved a Rating 1, 2 or 3 performance, as well as put into prospective the calculation of the award amount.  For example, you state that a Rating 1 performance entitled a named executive to a 150% of the policy being granted.  However, it remains unclear how the 150% of policy grant relates to the tabular values disclosed at the end of page 15.  Please advise.

Exceptional Performance, page 17

22. In future filings, please discuss how the compensation committee determined the bonus amount for each one percentage point of out-performance.  Please also discuss how particular executives were selected for participation in this plan.

Summary Compensation Table, page 11

23. In future filings, please consider the use of footnotes rather then narrative bullet point disclosure to the summary compensation table to help investors easily navigate through the disclosure.

24. In future filings please describe the methodology for computing the aggregate incremental cost of perquisites, quantify and disclose these amounts in a footnote to the "All Other Compensation Column" in accordance with Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

25. For the awards reported in the "Option Awards" column, the footnote should disclose all assumptions made in the valuation.  Refer to the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.  The discussion of the assumptions may be made by reference to a discussion of those assumptions in the financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis.  In future filings please revise your disclosure accordingly.

26. In future filings, please provide narrative disclosure about the material terms of each named executive officer employment agreement as required by Item 402(e)(1)(i) of Regulation S-K.  It also appears that the post employment payments disclosed on page 27 are provided for within the terms of the employment agreements.

Post Employment Table, page 27

27. In the sixth bullet point you disclose the existence of certain change of control agreements.  Please tell us whether these agreements are stand-alone agreements, and if so, why you have not filed them as exhibits to the annual report.

Directors Compensation Table, page 29

28. In future filings, disclose the aggregate number of awards outstanding at fiscal year end.  See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

Mr. Ian P. Cleminson
Innospec Inc.
August 24, 2009
Page 9


29. In future filings, disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See the Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).


\* \* \* \*


Please respond to these comments within 10 business days. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Era Anagnosti, Attorney, at (202) 551-3369 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,


John Hartz
Senior Assistant Chief Accountant